UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[Mark One]

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File No. 001-13577
	A.	Full title and address of the plan, if different from that of the issuer named below:
PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PREMIERE GLOBAL SERVICES, INC.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305

i

REQUIRED INFORMATION

The following financial statements and supplemental schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Premiere Global Services, Inc. 401(k) Plan Financial Statements as of December 31, 2009 and 2008 and Supplemental Schedule as of December 31, 2009, along with the Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Premiere Global Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Premiere Global Services Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard
Atlanta, GA
June 24, 2010

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008

Investments, at Fair Value
Mutual Funds	$38,757,582	$-
Cash	-	28,670,284
Common Trust Funds	6,118,054	4,037,075
Company Stock Fund	2,754,957	3,258,953
Participant Loans	1,600,192	1,703,146

Net Assets Available for Plan Benefits	$49,230,785	$37,669,458

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2009

Contributions:
Employer contributions	$2,969,485
Participant contributions	5,875,779
Rollover contributions	129,259

8,974,523

Investment Income:
Net appreciation in fair value of investments	7,465,696
Dividends	623,603
Interest on participant loans	111,689

8,200,988

Expenses:
Benefits paid to participants	(5,614,184)

Net Increase	11,561,327

Net Assets Available for Plan Benefits at Beginning of Year	37,669,458

Net Assets Available for Plan Benefits at End of Year	$49,230,785

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	PLAN DESCRIPTION

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the 401(k) Administrative Committee (the “Administrator”) appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). The Plan was amended and restated effective January 1, 2009 to make Wells Fargo Institutional Trust Services (“Wells Fargo”) the custodian (the “Custodian”), recordkeeper (the “Recordkeeper”) and trustee (the “Trustee”) of the Plan with respect to all investments, except for the Plan assets held in MetLife Pooled Guaranteed Investment Contracts (the “MetLife Pooled GIC”), which remained with Metropolitan Life Insurance Company (the “Prior Custodian”) until it was liquidated in December 2009.

For the year ended December 31, 2008, Metropolitan Life Insurance Company was the custodian of the Plan with respect to all investments except for the Premiere Global Services, Inc. Stock Fund (the “Company Stock Fund”). In 2008, Reliance Trust Company was trustee for the Plan and custodian of the Company Stock Fund and Great-West Retirement Services performed recordkeeping and other administrative duties. In addition, the amended Plan changed the participant contribution maximum and revised the Company matching contributions to a quarterly basis. All other material terms and conditions remain consistent with the prior Plan as previously approved by the Internal Revenue Service.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the completion of 30 days of service.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 100% of their eligible compensation, as defined by the Plan, through payroll deductions, subject to certain limitations. For 2009, the Internal Revenue Code limit on before-tax contributions was $16,500 in the aggregate. (Participants who were age 50 or older in 2009 were eligible to contribute an additional $5,500 in catch-up contributions.) Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

Investment Options

Participants are solely responsible for directing their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Wells Fargo, as well as common trust funds managed by Wells Fargo. In addition, the participants may elect to invest their contributions in Premiere Global Services Inc. common stock through the Company Stock Fund. The Company Stock Fund is a unitized fund which includes Premiere Global Services, Inc. common stock and an investment in a money market fund for liquidity purposes. Participants can make transfers out of this fund into one of the other available Plan investment options at any time, subject to certain trading policy restrictions.

During December 2008, the Plan entered a black-out period in preparation of the conversion and transfer of Plan assets to Wells Fargo. With the exception of Plan assets held in the MetLife Pooled GIC, all mutual fund investments were liquidated on December 31, 2008 and held in a non-interest bearing cash account until wired to Wells Fargo on January 2, 2009 as part of the Plan asset conversion process. Per the original contract signed with the prior Custodian, Plan assets held in the MetLife Pooled GIC were required to remain with the previous

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Custodian for a period of 12 months from the date of notification of contract cancellation, and though closed to new investment as of the beginning of the black-out period, were still held by the prior Custodian until contract termination in December 2009.

Employer Contributions

On a quarterly basis, the Employer may agree to make a discretionary matching contribution (“Matching Contributions”). Matching Contributions are made in cash or in units of the Company Stock Fund. If the Company elects to match in stock, a participant may elect, at any time, subject to certain trading policy restrictions, after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. During the first quarter of 2009, the Board of Directors approved and the Company paid a Matching Contribution of $642,190. Employer Matching Contributions were suspended for the remainder of the year ended December 31, 2009.

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contributions, allocations of the Employer Matching Contributions and his/her share of the Plan’s income (loss). The Plan’s income (loss) with respect to each investment fund is allocated based on the proportion that each participant’s account balance invested in such fund has to the total of all participants’ account balances invested in such fund.

Vesting

Participants are immediately vested in the value of their salary deferral and rollover contributions and actual earnings thereon. Employer Matching Contributions vest according to the following schedule:

Vested
Years of Service:	Percentage

Less than one	0%
One	34%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

A participant will become fully vested in Employer Matching Contributions, regardless of length of service, in the event of death, disability or attainment of age 65.

Forfeited Accounts

During 2009, $24,847 of Employer Matching Contributions were forfeited by terminating employees before those amounts in their participant accounts became fully vested. Cumulative forfeitures were $38,742 at December 31, 2009.

Distribution of Benefits

Upon retirement, death, disability or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

in cash. However, if a portion of the participant’s vested balance is in units of the Company Stock Fund, the participant may elect to receive payments for that portion of his/her vested account in the form of Company common stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at prime plus 1% over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principal residence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at fair value.

New Accounting Pronouncements

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”). In June 2009, the FASB issued FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. The adoption of this guidance did not impact the Plan’s financial statements.

In April and September 2009, the FASB, issued additional guidance under ASC topic 820, Fair Value Measurements and Disclosure, for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. This guidance permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and expanded disclosures about fair value measurements. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision did not impact the Plan’s financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06 “Fair Value Measurements and Disclosures,” which requires new fair value measurement classification disclosures and clarifies existing disclosures. ASU No. 2010-06 requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan’s current fair value disclosures.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, as an amendment to ASC topic 855, Subsequent Events. In particular, this guidance established the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. As a result of ASU No. 2010-09, Securities Exchange Commission registrants will not disclose the date through which management evaluated

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

subsequent events in the financial statements. The Company adopted the provisions of ASU, No. 2010-09 upon issuance with no impact to the Plan’s financial statements.

Valuation of Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for information on fair value measurements.

Risks and Uncertainties

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility. Due to the level of risk associated with certain investment securities, such as the Plan’s holdings in the Company Stock Fund, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net Appreciation (Depreciation)

Realized gains and losses on sales of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than GAAP and require the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$7,558,554
Wells Fargo Advantage Dow Jones Target 2035	5,894,176
Wells Fargo Advantage Dow Jones Target 2025	4,943,574
Wells Fargo Advantage Dow Jones Target 2020	3,797,330
Wells Fargo Collective Stable Return	3,768,408
Wells Fargo Advantage Dow Jones Target 2040	3,414,414
Company Stock Fund	2,754,957

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 are as follows:

Cash	$28,670,284
MetLife Pooled GIC	4,037,075
Company Stock Fund	3,258,953

Net appreciation (depreciation) in fair value of investments and interest, dividends and other for the year ended December 31, 2009 is as follows:

	Net Appreciation	Interest, Dividends and
	(Depreciation)	Other

Mutual Funds	$6,912,373	$618,990
Common Trust Funds	589,748	4,496
Company Stock Fund	(36,425)	117

	$7,465,696	$623,603

4.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted ASC topic 820, Fair Value Measurements and Disclosure which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in the Plan are stated at fair value. The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. The fair values of these investments are determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (the “NAV”) as of December 31, 2009 and 2008. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Company Stock Fund: Valued based on unit price consisting of the closing price of Company common stock reported on the New York Stock Exchange and a small amount of cash.

Common Trust Funds: Valued at the net asset value based on the last reported sales price of the underlying investments held. The plan's interest in the common trust fund is based on unit values reported by the Plan’s

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

trustee using financial statements of the funds at year end and are classified within Level 2 of the valuation hierarchy.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. Contract value approximated fair value as of December 31, 2009 and 2008. The contracts are fully benefit-responsive.

Participant Loans: Valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009. At December 31, 2009, Level 3 assets comprised approximately 3% of the Plan’s total investment portfolio fair value.

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Mutual Funds	$38,757,582	$-	$-	$38,757,582

Common Trust Funds	-	6,118,054	-	6,118,054

Company Stock Fund	2,754,957	-	-	2,754,957

Participant Loans	-	-	1,600,192	1,600,192

Total	$41,512,539	$6,118,054	$1,600,192	$49,230,785

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008. At December 31, 2008, Level 3 assets comprised approximately 15% of the Plan’s total investment portfolio fair value.

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Cash	$28,670,284	$-	$-	$28,670,284

MetLife Pooled GIC	-	-	4,037,075	4,037,075

Company Stock Fund	3,258,953	-	-	3,258,953

Participant Loans	-	-	1,703,146	1,703,146

Total	$31,929,237	$-	$5,740,221	$37,669,458

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Level 3 Investment Assets and Liabilities at December 31, 2009
	Participant Loans	MetLife Pooled GIC	Total

Balance, beginning of year	$1,703,146	$4,037,075	$5,740,221
Unrealized gains	-	-	-
Purchases, issuances, repayments
and settlements, net	(102,954)	(4,037,075)	(4,140,029)

Balance, end of year	$1,600,192	$-	$1,600,192

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Level 3 Investment Assets and Liabilities at December 31, 2008
	Participant Loans	MetLife Pooled GIC	Total

Balance, beginning of year	$1,451,204	$4,119,689	$5,570,893
Unrealized gains	-	159,046	159,046
Purchases, issuances, repayments
and settlements, net	251,942	(241,660)	10,282

Balance, end of year	$1,703,146	$4,037,075	$5,740,221

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 264,714 and 299,192 shares of the Company Stock Fund at December 31, 2009 and 2008, respectively, with a fair value of $2,754,957 and $3,258,953, respectively. All transactions in Company common stock held within the Company Stock Fund qualify as party-in-interest transactions since the Company is the Plan Sponsor.

The Plan offered investments in funds managed by the Custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	TAX STATUS

The Plan document is based on a Defined Contribution Prototype Plan and Trust Agreement and related Adoption Agreement sponsored by Wells Fargo Bank N.A. The Internal Revenue Service has determined and informed Wells Fargo Bank N.A., by a letter dated March 31, 2008, that such prototype document is designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended, as of that date and as a result, is appropriate for adoption by Wells Fargo clients. The Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Administrator and the Plan’s tax counsel believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event of Plan termination, participants will become fully vested in their account balances.

8.	PLAN AMENDMENTS

Effective January 1, 2009, the Plan was amended and restated as described in Note 1, Plan Description, General. The Plan was further amended on May 26, 2009, effective as of January 1, 2009, to credit service with certain predecessor employers and add contribution types to the hardship withdrawal provision, and on September 29, 2009, effective as of April 1, 2009, to provide for discretionary employer matching contributions, and to suspend employer matching contributions beginning with the quarter ended June 30, 2009.

9.	SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2010 to provide for an automatic cash-out provision for balances not exceeding $5,000 following a participant’s termination of employment and to appoint Wells Fargo Bank, N.A. as the designated IRA custodian with respect to default rollover distributions attributable to balances between $1,000 and $5,000.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Employer Identification Number: 59-3074176
   Plan Number: 001
   Form: 5500

Issuer or Borrower		Description of Investment	Market**

Common/collective trust
*	Wells Fargo	Collective Stable Return fund	$3,768,408
*	Wells Fargo	Collective International equity Index fund	351,833
*	Wells Fargo	Collective S&P 500 Index fund	1,036,717
*	Wells Fargo	Collective US Aggregate Bond Index fund	961,096
Mutual Fund
	Allianz Global Investors	Allianz NFJ Dividends Value fund	622,464
	Allianz Global Investors	Allianz NFJ Small -Cap Value fund	835,269
	American Funds Group	Growth Fund of America fund	1,917,527
	American Funds Group	High Income Trust fund	505,200
	Columbia	Acorn International fund	469,495
	Davis Funds	Davis NY Venture fund	843,130
	Fidelity	Emerging Markets fund	976,591
	First American Funds	Real Estate Secs fund	448,933
	Neuberger Berman	Small Cap Growth fund	541,001
	Oppenheimer	International Bond fund	597,572
	Vanguard	International Value fund	1,369,774
*	Wells Fargo	Advantage Dow Jones Target 2010 fund	649,877
*	Wells Fargo	Advantage Dow Jones Target 2015 fund	1,458,217
*	Wells Fargo	Advantage Dow Jones Target 2020 fund	3,797,330
*	Wells Fargo	Advantage Dow Jones Target 2025 fund	4,943,574
*	Wells Fargo	Advantage Dow Jones Target 2030 fund	7,558,554
*	Wells Fargo	Advantage Dow Jones Target 2035 fund	5,894,176
*	Wells Fargo	Advantage Dow Jones Target 2040 fund	3,414,414
*	Wells Fargo	Advantage Dow Jones Target 2045 fund	1,328,199
*	Wells Fargo	Advantage Dow Jones Target 2050 fund	279,886
*	Wells Fargo	Advantage Dow Jones Target Today fund	306,399
Company Stock Fund
*	Premiere Global Services, Inc.	Company Stock Fund	2,754,957
Participant Loans
*	Plan participants	Interest rates ranging from 4.25% - 9.25%	1,600,192

			$49,230,785

*	Party-in-interest to the Plan as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

Date: June 25, 2010	By:	/s/ Michael E. Havener

Name: Michael E. Havener
Title: Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of Smith & Howard